07005454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| SEC FILE NUMBER |
|---|
| 8-67080 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 03/06/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PEAK6 Performance Management LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
141 W. Jackson Blvd., Suite 500
(No. and Street)

| Chicago | IL | 60604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip B. Grigus (312) 362-2392
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

| 233 South Wacker Drive | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED APR 04 2007 THOMSON FINANCIAL

MAR 2007 SECTION 202

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/30/07

# OATH OR AFFIRMATION

I, Philip B. Grigus, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PEAK6 Performance Management LLC (the Company) as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
DONNA LAHEY
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 02/06/10

Philip B. Grigus
Chief Financial Officer of Managing Member

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

PEAK6 Performance Management LLC
December 31, 2006
With Report of Independent Registered Public Accounting Firm

PEAK6 Performance Management LLC

Statement of Financial Condition

December 31, 2006

## Contents

# Report of Independent Registered Public Accounting Firm

The Members
PEAK6 Performance Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Performance Management LLC (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Performance Management LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 23, 2007

PEAK6 Performance Management LLC

Statement of Financial Condition

December 31, 2006

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 65,093,492 |
| Due from brokers | 93,989,724 |
| Investments in securities, at value (cost $2,330,117,591) | 2,283,789,012 |
| Interest and dividends receivable | 7,946,852 |
| Other assets | 287,833 |
| Total assets | $ 2,451,106,913 |
| | |
| **Liabilities and members' capital** | |
| Securities sold, not yet purchased, at value (proceeds $2,180,614,646) | $ 2,119,490,869 |
| Interest and dividends payable | 9,273,487 |
| Other liabilities | 1,943,541 |
| Total liabilities | 2,130,707,897 |
| | |
| Members' capital | 320,399,016 |
| Total liabilities and members' capital | $ 2,451,106,913 |

*See accompanying notes.*

PEAK6 Performance Management LLC

Notes to Statement of Financial Condition

December 31, 2006

## 1. Organization and Nature of Business

PEAK6 Performance Management LLC (a Delaware Limited Liability Company) (the Company) was organized on August 31, 2005, and commenced operations on March 6, 2006. The limited liability company operating agreement provides, among other things, that the Company shall have a perpetual existence unless and until it is dissolved.

The Company buys and sells equity securities and equity derivative financial instruments. The Company's investment objective is to seek to capitalize on inefficiencies in the U.S. derivative market primarily using a volatility arbitrage strategy.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange. The Company clears the majority of its transactions through its primary clearing broker, Goldman Sachs Execution and Clearing, L.P.

The Company is the "master" in a "master-feeder" fund structure. Substantially all of the net assets of the two "feeders," PEAK6 Performance Fund LLC and PEAK6 Performance Fund Ltd. (collectively, the Feeder Funds), are invested in the Company.

PEAK6 Advisors LLC (the Managing Member), a Delaware limited liability company, is the managing member of the Company and is responsible for all trading and operating activities. The Managing Member is registered with the U.S. Securities and Exchange Commission as an investment adviser.

## 2. Summary of Significant Accounting Policies

### Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

## 2. Summary of Significant Accounting Policies (continued)

### Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of December 31, 2006, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations.

### Cash and Cash Equivalents

Cash equivalents include short-term investments with maturities of 90 days or less at the time of purchase, including money market funds. Securities satisfying this definition that are an integral part of the trading strategy are excluded from cash equivalents. As of December 31, 2006, cash equivalents included money market fund investments of $64,757,039.

### Investments

Investment transactions, which include securities sold, not yet purchased, are accounted for on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

Investments in securities and securities sold, but not yet purchased are carried at market or fair value. The Company values investments at independent market prices where readily available. Exchange-traded equity securities are generally valued at a composite price of various exchanges as calculated by the clearing brokers, and exchange-traded equity options are valued at market value based on the midpoint between the bid and ask on the date of valuation. In the absence of quoted values or when quoted values are not deemed to be representative of market values, investments are valued at fair value as determined by the Managing Member.

## 2. Summary of Significant Accounting Policies (continued)

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities, subject to certain limitations.

### Due From Brokers

Net receivables and payables relating to trades pending settlement and cash and margin balances held at the brokers are included in due from brokers in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates.

### Fair Value of Financial Instruments

The fair values of the Company's assets and liabilities that qualify as financial instruments under SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, approximate the carrying amounts presented in the accompanying financial statements.

### Income Taxes

Federal income taxes are not provided for by the Company because taxable income (loss) of the Company is included in the income tax returns of its members.

**3. Allocation of Net Income or Loss**

In accordance with the provisions of the Confidential Private Placement Memorandum, net income or loss of the Company is generally allocated to all members in proportion to their respective capital accounts.

While it is not a significant part of the Company's investment strategy, the Company may invest in "New Issues." Profits and losses attributable to any New Issues acquired by the Company are required, pursuant to applicable rules of the National Association of Securities Dealers (NASD), to be allocated generally to Members who are not deemed to be "restricted" as defined by the NASD Rule 2790.

**4. Risk Management**

The Company is subject to market and credit risk associated with changes in the value of the underlying financial instruments, as well as the loss of appreciation if a counterparty fails to perform. The Managing Member takes an active role in managing and controlling the Company's market and counterparty risks.

**Market Risk**

The Company monitors the risk parameters and expected volatility of individual positions and the Company's aggregate portfolio. The Company has developed and uses proprietary statistical models to identify systemic portfolio risk, as well as specific position risk. While the Company may seek to mitigate certain portfolio risks in an effort to increase the proportion of the Company's return attributable to perceived high value-added risk exposures, the Company does not attempt to mitigate all market or other risks inherent in the Company's positions.

Options are contracts that grant the holder, for a premium payment, either the right to purchase or sell a financial instrument at a specified price within a specified time or on a specified date from or to the writer of the option. Options written by the Company do not give rise to counterparty credit risk, as they obligate the Company and not its counterparty to perform. Options written by the Company are subject to off-balance sheet risk, as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

### 4. Risk Management (continued)

### Credit Risk

The Company attempts to control credit risk exposure to trading counterparties and brokers through internal credit policies and monitoring procedures. The Company analyzes the credit risks associated with the Company's counterparties, intermediaries, and service providers. A significant portion of the Company's positions, including due from brokers, are held at institutions of high credit standing.

For the period ended December 31, 2006, the Company's derivatives trading was limited to exchange-traded instruments. For exchange-traded options, the clearing organizations that act as counterparties bear the risk of delivery to and from counterparties and have substantial financial resources.

### 5. Net Capital Requirement

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is subject to the SEC's net capital rule (Rule 15c3-1). The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000. As of December 31, 2006, the Company had net capital of $148,705,631, which was $148,576,062 in excess of its required net capital. At December 31, 2006, its percentage of aggregate indebtedness to net capital was 1.31%.

### 6. Financial Guarantees

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

### 7. Subsequent Events

For the period from January 1, 2007 to February 23, 2007, the Company recorded additional capital contributions of $2,750,000.

END